Exhibit 3.6

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ACORDA THERAPEUTICS, INC.

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Acorda Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED:	That Section 4.2.4(b)(i) of Article 4 of the Certificate of Incorporation of the Corporation, as amended, be and hereby is amended to read in full as follows:

“(i) The consummation of the Corporation’s sale of Common Stock pursuant to a registration statement filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with a firm commitment underwritten public offering in the United States by a United States underwriter (a “Public Offering”); or”

FURTHER RESOLVED:	That Section 4.2.4(d)(ii) of Article 4 of the Certificate of Incorporation of the Corporation, as amended, be and hereby is amended as follows:

1. The word “or” at the end of item (H) is hereby deleted.

2. The “.” at the end of item (I) is hereby deleted and, in lieu thereof, there is substituted “;or”.

3. The following is hereby added as new item (J):

“(J) Shares of Common Stock issued or issuable in a Public Offering.”

FURTHER
RESOLVED:	That Article 4, Section 4.1 of the Certificate of Incorporation of the Corporation, as amended, be and hereby is amended to add the following two paragraphs after the first paragraph thereof:

“Effective upon the filing of this Certificate of Amendment of Certificate of Incorporation (the “Effective Time”), a one-for-1.3 reverse stock split of the Corporation’s Common Stock, par value $.001 per share (the “Common Stock”), shall become effective, pursuant to which each 1.3 shares of Common Stock, $.001 par value, outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one share of Common Stock, $.001 par value, automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Corporation.

Each provision of the Certificate of Incorporation that is not amended hereby and that includes a reference to any number of shares or any price per share or any conversion price or ratio shall be equitably adjusted to reflect the reverse stock split effected by the foregoing paragraph.”

FURTHER
RESOLVED:

That, in lieu of any fractional shares to which a holder of Common Stock would otherwise be entitled as a result of the reverse stock split referred to above, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock on the Effective Date.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its CEO this 11th day of January, 2006.

ACORDA THERAPEUTICS, INC.

By:	/s/ Ron Cohen
Name: Ron Cohen
Title: Chief Executive Officer